Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF
CERTIFICATE OF INCORPORATION

OF
DIGITAL BRANDS GROUP, INC.
(a Delaware corporation)

DIGITAL BRANDS GROUP, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:            The name of the Corporation is Digital Brands Group, Inc. The original Certificate of Incorporation of the Corporation was filed on January 30, 2013. The Sixth Amended and Restated Certificate of Incorporation of the Corporation was filed on May 18, 2021, and amended on August 31, 2022, September 29, 2022 (as corrected on October 4, 2022), October 13, 2022, and October 21, 2022 (but effected on November 3, 2022), May 30, 2023 and June 21, 2023 (as amended, the “Certificate of Incorporation”).

SECOND:        Pursuant to Section 242(b) of the Delaware General Corporation Law (the “DGCL”) the Board of Directors of the Corporation has duly adopted, and the outstanding stock entitled to vote thereon, have approved the amendments to the Certificate of Incorporation set forth in this Certificate of Amendment.

THIRD:           Pursuant to Section 242 of the DGCL, the following subsection (b) hereby is added after the first paragraph of Article Fourth of the Certificate of Incorporation:

(b) At the Effective Time of this Certificate of Amendment, every twenty-five (25) issued and outstanding shares of common stock, par value $0.0001 (“Common Stock”) of the Corporation will be combined into and automatically become one (1) validly issued, fully paid and non-assessable share of Common Stock of the Corporation (the “2023 Reverse Stock Split”) and the authorized shares of the Corporation shall remain as set forth in the Certificate of Incorporation. No fractional share shall be issued in connection with the 2023 Reverse Stock Split; all shares of Common Stock that are held by a stockholder will be aggregated and each fractional share resulting from such aggregation held by a stockholder shall be cancelled. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the 2023 Reverse Stock Split, such holder shall be entitled to receive a cash amount equal to the value of such fractional share based on the closing price of the Common Stock on The Nasdaq Stock Market LLC on the effective date of the 2023 Reverse Stock Split.

FOURTH:        The effective time of the amendment herein certified shall be 12:01 A.M. Eastern Time on August 22, 2023.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 21st day of August, 2023.

DIGITAL BRANDS GROUP, INC.

By:	/s/ John Hilburn Davis IV
Name:	John Hilburn Davis IV
Title:	Chief Executive Officer